Exhibit 23.2
Consent Of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Bay Banks of Virginia, Inc.
We consent to the incorporation by reference in this registration statement on Form S-8 of our reports dated March 6, 2020 with respect to the consolidated financial statements of Bay Banks of Virginia, Inc. as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, and with respect to the Company’s effectiveness of internal control over financial reporting as of December 31, 2019, included in the Annual Report on Form 10-K for Bay Banks of Virginia, Inc. for the year ended December 31, 2019.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
August 17, 2020